TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD PROVIDES NOTICE OF FIRST QUARTER 2022 RESULTS AND
CONFERENCE CALL

Toronto, Ontario, April 14, 2022 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") plans to release its first quarter 2022 financial results after market hours on Tuesday, May 3, 2022. Senior management will host a conference call to discuss the operating performance and financial results on Wednesday, May 4, 2022, at 8:30 a.m. ET. Listeners may access a live webcast of the conference call from the events section of the Company's website at www.iamgold.com or by dialing toll free 1 (800) 319-4610 within North America or +1 (604) 638-5340 from international locations.

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (800) 319-6413 within North America or +1 (604) 638-9010 from international locations and entering the passcode: 8699.

ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.